Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

June 24, 2021

VIA EDGAR

Ms. Lisa N. Larkin

Division of Investment Management

Securities and Exchange Commission

Washington, D.C., 20549

Re:	Crescent Capital BDC, Inc. Form N-2 Filed April 23, 2021

Dear Ms. Larkin:

In a telephone conversation on May 20, 2021, you provided us with verbal comments on the registration statement filed on Form N-2 (the “Form N-2” or the “Registration Statement”), filed by Crescent Capital BDC, Inc. (the “Fund” or the “Registrant”) on April 23, 2021. We have revised the Registration Statement to respond to the comments you provided during the telephone conversation, and today filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Form N-2.

Cover Page

1.	Please confirm whether the Fund is A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of Form N-2) and if so, check the box on the cover page to indicate as such.

Response:

The Registrant confirms that it is A.2 Qualified and has checked the box on the cover page of the Form N-2 to indicate as such.

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June 24, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

(Page 22) We note the Fund provided a cross-reference to the information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Fund’s most recent Annual Report on Form 10-K, while other sections that are incorporated by reference are not specifically noted. Please note that a separately noted cross-reference is not required and be consistent in approach.

Response:

The Registrant has revised the disclosure as requested to remove the specifically noted cross-references for sections that are incorporated by reference in the Amended Registration Statement.

Effects of Leverage

3.	Please include a comparative fee table to show the effects of leverage based on the requirements of Form N-2 Item 8(3)(b) or include a cross-reference to the relevant disclosure.

Response:

The Registrant has included a fee table to show the effects of leverage as required by Form N-2 Item 8(3)(b) on page 18 of the Amended Registration Statement.

Unfunded Commitments

4.	(Page 25) Please confirm that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy its unfunded commitments, and explain to us the basis for your belief.

Response:

The Fund hereby confirms that it reasonably believes that there is sufficient assets and liquidity to adequately cover future obligations under unfunded investment commitments. The Fund follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded investment commitments, including through its cash and restricted cash balances, availability under its credit facilities and ongoing investment realizations, such that it can represent that it reasonably believes that it has sufficient financial resources to cover its funding obligations. In addition, broadly syndicated loans in the portfolio could be sold over a relatively short period to generate liquidity.

Investment Advisory and Other Services

5.	(Page 44) Please provide information about each investment adviser based on the requirements of Form N-2 Item 20 or confirm where the relevant disclosure is located.

June 24, 2021

Response:

The information about the Registrant’s investment adviser, as required by Item 20 of Form N-2, is disclosed in Part I, Item 1 “Business” of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2020, and is incorporated by reference to the Registration Statement.

Outstanding Securities

6.	(Page 46) Please provide a chart of the Fund’s outstanding securities based on the requirements of Form N-2 Item 10(5) or include a cross-reference to the relevant disclosure.

Response:

The Registrant has provided a chart of its outstanding securities as required by Form N-2 Item 10(5) on page 60 of the Amended Registration Statement.

Incorporation by Reference

7.

(Page 96) Please add language to the effect that all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

Response:

The Registrant has revised the disclosure as requested on page 97 of the Amended Registration Statement.

8.

(Page 96) Please confirm that the Fund will attach a consent to (i) any Annual Report on Form 10-K that is incorporated by reference to the Form N-2 and (ii) any financial statements of a significant subsidiary that are attached to the Form 10-K.

Response:

The Registrant confirms that it will attach a consent to (i) any Annual Report on Form 10-K that is incorporated by reference to the Form N-2 and (ii) any financial statements of a significant subsidiary that are attached to the Form 10-K.

9.	(Page 96) Please revise the Form 10-K reference “filed with the SEC on February 24, 2020” to “filed with the SEC on February 24, 2021.”

Response:

The Registrant has revised the disclosure as requested on page 97 of the Amended Registration Statement.

June 24, 2021

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We look forward to discussing with you any additional questions you may have regarding the Form N-2. Please do not hesitate to call me at (310) 552-4355.

Very truly yours,

/s/ Monica J. Shilling Monica J. Shilling

cc:	Jason Breaux, Chief Executive Officer

Gerhard Lombard, Chief Financial Officer

George Hawley, General Counsel

Crescent Capital BDC, Inc.